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VF 3-25-05

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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 2 2005 WASH DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sincere & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Rolling Meadow Drive
(No. and Street)

Holliston, (City) MA (State) 01746-2633 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra L. Sincere 508-429-7748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paresky Flitt & Company
(Name – *if individual, state last, first, middle name*)

14 West Plain Street (Address) Wayland, (City) MA (State) 01778 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-25-05

OATH OR AFFIRMATION

I, Debra L. Sincere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sincere & Co., LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Nedal A. Azzam, Notary Public
Commonwealth of Massachusetts
My Commission Expires 10/03/2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- ** [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- ** [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ** [x] (g) Computation of Net Capital.
- ** [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ** [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*~~Filed only in binder II -- Confidential information.~~

PARESKY
FLITT
& COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report

To the Member of
Sincere & Co., LLC
Holliston, Massachusetts

We have audited the accompanying statement of financial condition of Sincere & Co., LLC as of December 31, 2004, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sincere & Co., LLC, as of December 31, 2004, and the results of its operations and cash flows and changes in member's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required pursuant to Rule 15c3-1 on Pages 11 and 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paresky Flitt & Company

Paresky Flitt & Company
Wayland, Massachusetts

January 26, 2005

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

SINCERE & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets	
Current Assets	
Cash - non-interest bearing	$ 103,828
Accounts receivable	667,445
Total Current Assets	771,273
Property and Equipment	
Office furniture and equipment	96,491
Accumulated depreciation	37,440
Net Property and Equipment	59,051
Total Assets	$ 830,324
Liabilities and Members' Equity	
Current Liabilities	
Accounts payable	$ 18,377
Accrued expenses	89,838
Deferred revenue	37,500
Total Current Liabilities	145,715
Members' Equity	684,609
Total Liabilities and Members' Equity	$ 830,324

See independent auditors' report and notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sincere & Co., LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Sincere & Co., LLC was organized as a limited liability company under the laws of the State of Delaware on October 24, 1997. The Company provides marketing, sales support, consulting and other services to the distributors, underwriters or investment advisers of registered and unregistered management investment companies located primarily throughout the United States.

The Company is a registered broker-dealer, but it has not received directly or indirectly, or has it held funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

Cash and Cash Equivalents

The Company places its cash with high credit quality financial institutions. At times, such investments may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2004, the Company had $38,237 in excess of FDIC limits.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2004, management has deemed that all accounts are collectible; therefore, it has not established an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write-offs, collections and current credit conditions. At December 31, 2004 there were no amounts included in receivables which were over 90 days old.

The Company generally does not charge interest on past due accounts. If a customer does not remit at least a partial payment in six months time and does not respond to collection efforts, the Company will turn them over for collection.

See auditors' report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; while those for betterments and major renewals are charged to the property accounts.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes. Income of the Company is taxed to the members in their respective returns.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs for 2004 were $97,631.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - MAJOR CUSTOMERS

During 2004, the Company received its investment and operational fee revenue from four customers.

See auditors' report.

NOTE 3 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes are as follows:

Income taxes	$ --
Interest	$ 64

NOTE 4 - PENSION PLAN

The Company has a defined contribution retirement plan. There were no employer contributions made to the plan during 2004.

See auditors' report.